

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



March 6, 2003

Mark D. Wigder
Jenkens & Gilchrist
1445 Ross Avenue, Suite 3200
Dallas, Texas 75202

Re: Request for no-action relief on behalf of Edward Mahaffy

Dear Mr. Wigder:

In your letter dated October 8, 2002, on behalf of Edward Mahaffy, as supplemented by telephone conversations with the staff, you requested that the Division of Market Regulation ("Division") confirm that it would not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") against customers of Mr. Mahaffy if those customers receive partial refunds of "Rule 12b-1 fees" attributable to their investment in certain investment companies ("mutual funds") that were paid to their "broker(s) of record," without those customers registering as broker-dealers in accordance with Section 15(b) of the Exchange Act.

We understand the facts to be as follows:

Mr. Mahaffy is a registered representative of Raymond James Financial Services, Inc., a broker-dealer that is registered with the Commission. Mr. Mahaffy proposes to solicit mutual fund investors, exclusively through Raymond James, by offering to provide the investors with a refund of a portion of the Rule 12b-1 fees paid to broker-dealers that are attributable to their investment in mutual funds. Rule 12b-1 fees are assessed against specified classes of mutual fund shares and are paid out of the fund's assets attributable to that class under a plan adopted by the fund's board of directors pursuant to Rule 12b-1 under the Investment Company Act of 1940 ("1940 Act"). To take advantage of the program, investors would be required either to re-register their mutual fund shares in street name, or name Raymond James as the broker of record for the mutual fund shares. No investor would be obligated to purchase or sell any securities through Raymond James, but the program would be available to persons who did so.

You argue that Mr. Mahaffy's customers should not be considered brokers or dealers "as a result of merely owning shares in mutual funds and receiving a partial refund of Rule 12b-1 fees." You reason that simply owning mutual fund shares and participating in the arrangement would not constitute being engaged in the business of effecting securities transactions for the account of others, as set forth in the "broker" definition in Section 3(a)(4) of the Exchange Act. You also reason that the activity would not constitute the business of buying or selling securities for one's own account, as set forth in the "dealer" definition in Section 3(a)(5) of the Exchange

Act, "provided the person in question does not buy and sell the mutual fund shares as part of a regular business."

To address the possibility that persons who are acting as unregistered broker-dealers may seek to participate in the arrangement, Mr. Mahaffy would screen each new customer to confirm that neither the customer nor an associated person of the customer is engaged in broker-dealer activity.

Based on the facts and representations set forth in your letter, the Division would not recommend enforcement action under Section 15(a) against any customer of Raymond James who, though not registered as a broker-dealer, receives from Raymond James a partial refund of Rule 12b-1 fees attributable to mutual fund shares owned by that customer. A person who separately engages in activities that are encompassed by the definitions of "broker" or "dealer" would not be a customer for purposes of this relief.

The Division notes in particular that any advertising and other communications with the public related to Mr. Mahaffy's program would be subject to NASD advertising rules and may need to be filed with the NASD. Moreover, Raymond James exclusively will solicit customers for the program. Solicitation will not be carried out by registered representatives acting in a separate capacity, such as that of an investment adviser or insurance agent.

You have not asked for any guidance as to whether your proposal implicates any provisions of the 1940 Act. Nevertheless, the staff of the Division of Investment Management questions whether direct or indirect rebates of 12b-1 fees by a fund are consistent with the policies and provisions of the 1940 Act. In *Southeastern Growth Fund*, the staff of the Division of Investment Management stated that "any waiver or rebate of an investor's pro rata portion of the expenses incurred under a 12b-1 plan would raise serious concerns under both section 36 of the [1940] Act and general fiduciary principles."[1] In particular, Rule 12b-1(e) requires a fund's board of directors to conclude that there is a reasonable likelihood that a 12b-1 plan will benefit the fund and its shareholders before a fund may implement or continue the plan. Rule 12b-1(d) further provides that, in reaching such a conclusion, the board of directors must consider and give appropriate weight to all pertinent factors, and record in the fund's minutes the basis for the decision to use fund assets for distribution. The staff of the Division of Investment Management believes that a broker-dealer's practice of rebating to its customers all or a portion of 12b-1 fees paid by the fund to the broker-dealer would be a pertinent factor requiring a board of directors' full consideration in reaching its conclusion with respect to a fund's 12b-1 plan, and the staff of the Division of Investment Management questions whether a 12b-1 plan under which broker-dealers rebate 12b-1 fees to their customers would benefit the fund and its shareholders.

This position is based solely on the facts presented and the representations you have made, and any different facts or conditions may require a different response. Furthermore, this

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[1] Letter regarding *Southeastern Growth Fund* (pub. avail. May 22, 1986).

position concerns enforcement action only and does not purport to express any legal conclusions about the questions presented.

Sincerely,



Joshua Kans
Special Counsel

Jenkens & Gilchrist

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Mark D. Wigder
(214) 855-4326
mwigder@jenkens.com

October 8, 2002

VIA FEDERAL EXPRESS

Division of Market Regulation
Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Refund of Rule 12b-1 Fees

Ladies and Gentlemen:

We are writing you as counsel for Edward Mahaffy ("EM") to request assurance of the Staff of the Division of Market Regulation (the "Staff") that it will not recommend to the Securities and Exchange Commission (the "Commission") that the Commission take action against customers of EM who choose to utilize the services proposed to be offered by EM exclusively through the broker-dealer with whom he is registered ("BD"). BD is a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described herein. Enclosed for the convenience of the Staff, and in accordance with Securities Act Release No. 33-6269 are an original and seven copies of this letter.

Background

EM is the principal of an independent office of supervisory jurisdiction ("OSJ") of BD. EM's OSJ is located in Little Rock, Arkansas. EM proposes to solicit, exclusively through BD, mutual fund customers by offering them the opportunity to receive a refund of a substantial percentage of the Rule 12b-1 fees being paid to their "broker(s) of record" with respect to their mutual fund shares. In order to facilitate the refund of a portion of the Rule 12b-1 fees, the customers would be required to re-register the applicable shares in the street name of BD or change their "broker(s) of record" for the applicable mutual funds to BD. However, no customer would be obligated to purchase or sell any securities of any kind through BD. As part of the refunding services offered, EM will provide each customer with a free, written estimate of the customer's current and future Rule 12b-1 fees. Such estimate shall be itemized and will be expressed as a total dollar amount charged to the customer.

Law

Section 3(a)4 of the Exchange Act defines the term "broker" as "any person engaged in the business of effecting transactions in securities for the account of others."

Section 3(a)(5) of the Exchange Act defines the term "dealer" as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise."

Section 15(a)(1) of the Exchange Act holds, in applicable part, that it shall be unlawful for any broker or dealer to make use of the mails or any means or instrumentality of interstate commerce to effect any transactions in, or to induce or attempt to induce the purchase or sale of any security unless such broker/dealer is registered in accordance with subsection (b) of Section 15.

Customers will not be Unregistered Broker-Dealers

Clearly, EM's customers should not be deemed to be brokers or dealers as a result of merely owning shares in mutual funds and receiving a partial refund of Rule 12b-1 fees under the arrangement proposed by EM. Under any reasonable analysis, owning mutual fund shares and participating in the arrangement proposed by EM do not constitute being "engaged in the business" of effecting securities transactions for the account of others. Similarly, holding shares in a mutual fund and participating in the arrangement proposed by EM do not constitute being "engaged in the business" of buying and selling securities for such person's own account through a broker or otherwise, provided the person in question does not buy and sell the mutual fund shares as part of a regular business.

In a National Association of Securities Dealers ("NASD") Interpretative Letter response dated March 6, 1998, which is attached hereto as Exhibit A, the NASD concluded that, based in part on the representation that customers would not in any way be acting as unregistered broker-dealers, the NASD prohibition on the sharing of Rule 12b-1 fees with non-member broker-dealers did not apply to the type of activities now proposed by EM because the customers' receipt of Rule 12b-1 fees did not amount to acting as unregistered broker-dealers. More recently, in response to inquiries made earlier this year by BD on behalf of EM, the NASD initially indicated that the proposed activities did not violate NASD rules but later withdrew its initial approval and indicated that the NASD staff was unable to determine whether EM's proposed arrangement violates NASD Rule 2420 (prohibiting the sharing of Rule 12b-1 fees with unregistered broker-dealers). In support for its position, the NASD cited its interpretive letter dated March 8, 2001, which is attached hereto as Exhibit B, in which the NASD, concerned with a possible violation of Rule 2420 in a similar situation to the one at hand, required a deferred compensation plan (the "Plan") to obtain a no-action letter from the Commission to the effect that the Plan was not a "broker" before Rule 12b-1 fees could be distributed to the Plan. The Plan requested and obtained such a no-action letter (SEC No-Action Letters and Summaries (WSB) #1009200104 (Sep. 27, 2001)). Nonetheless, the NASD, after initially indicating approval of EM's proposed arrangement, has requested that EM seek confirmation from the Staff that EM's customers will not be deemed to be broker-dealers requiring registration under the Exchange Act.

Despite the fact that ownership of mutual fund shares and participation in the arrangement proposed by EM clearly do not subject an individual or entity to the broker-dealer registration requirements under the Exchange Act, we recognize that because EM will be soliciting customers, exclusively through BD, via advertising available to the general public, there is no way to effectively limit the type of people who contact EM with an interest in participating in the arrangement proposed by EM. While it is unlikely to occur, we have taken into account that without proper screening of potential customers, EM could possibly refund Rule 12b-1 fees to customers who, without EM's knowledge, are acting as unregistered broker-dealers (in violation of NASD Rule 2420). In order to ensure that none of EM's customers are unregistered broker-dealers, EM will require each new customer to complete and execute a pre-printed form confirming that such customer is not engaged in activities, or associated with anyone who is engaged in activities, which necessitate registration as a broker-dealer under the Exchange Act.

Based on the foregoing, we respectfully request on behalf of EM that: (i) the Staff confirm that it will not recommend to the Commission any enforcement action if EM, or an entity through which EM conducts the activities described above, refunds, through BD, a portion of the Rule 12b-1 fees charged in connection with the ownership of mutual fund shares and (ii) the Staff issue a no-action letter providing that, conditioned on the accuracy of the facts set forth in this letter, EM's customers will not be required to register as broker-dealers under the Exchange Act.

Although we have no reason to believe that you will not be able to do so, if it appears that you will not be able to grant the relief requested herein, we would appreciate the opportunity to discuss the matter with you further prior to your issuance of a response. If you have any questions regarding the matters discussed in this letter or require any additional information, please contact me at (214) 855-4326.

Best regards,



Mark D. Wigder

cc: Mr. Edward Mahaffy
Mr. Ryan C. Whitfill, Esq.

EXHIBIT A



NASD Regulation, Inc.
1800 K Street, NW, Suite 800
Washington, DC 20006-1500
202-728-8330
202-728-6976-Fax

March 6, 1998

Mark D. Wigder
Jenkins & Gilchrist
Fountain Place
1445 Ross Avenue, Suite 3200
Dallas, Texas 75202-2799

Dear Mr. Wigder:

By letter dated February 12, 1998, you request confirmation that a proposed arrangement between a broker-dealer firm to be formed ("Newco") and prospective customers of Newco would not violate NASD rules. You have represented that:

- Newco will be registered as a broker-dealer under the Securities and Exchange Act of 1934 and applicable state laws and will be a member of the NASD;
- Newco will enter into distribution arrangements with distributors of mutual fund shares pursuant to which Newco will assist in soliciting mutual fund customers and other activities intended to promote the sale of fund shares;
- Newco will share a percentage of the distributors' front-end sales charges and rule 12b-1 fees;
- Newco will offer to share a percentage of the rule 12b-1 fees received by it with its customers and customers of other broker-dealers if they designate Newco as their broker of record; and
- Newco's customers will include employee benefit plans.

Based on the representations in your letter, the staff believes that the arrangement described therein would not violate NASD Rules. In particular, since the securities involved in the proposed arrangement will be limited to redeemable mutual fund shares that are offered at prices determined by net asset value, the arrangement would be excluded from the prohibitions in NASD Conduct Rule 2740, which prohibits members from granting cash rebates to purchasing customers in connection with members' participation in fixed price offerings.

In addition, you represent that Newco's customers will not in any way act as unregistered broker-dealers. NASD Conduct Rule 2420 has been interpreted by the staff to prevent members from splitting commissions with, or paying transaction-based compensation to, entities that may be acting as unregistered broker-dealers. The NASD Regulation staff does not believe that a Newco customer would be acting as an unregistered broker-dealer for purposes of the rule as a result of receiving from Newco a percentage of the rule 12b-1 fees paid in connection with the customer's mutual fund investments.

This letter responds only to certain issues that you have raised based on the facts as you have described them. The letter does not address all possible regulatory and legal issues involved. In particular, the staff is not taking a position on whether the arrangement complies with the Employee Retirement Income Securities Act of 1974. Please note that the opinions discussed herein are staff opinions only and have not been reviewed or endorsed by the Board of Directors of NASD Regulation, Inc.

Sincerely,



Thomas M. Selman
Vice President
Investment Companies/Corporate Financing

EXHIBIT B


Investor protection. Market integrity.
NASD

Rebate of SEC Rule 12b-1 fees and commissions to non-member retirement plan and its participants will not violate NASD Rule 2420 if the SEC determines that the rebate recipients are not required to register as broker/dealers.

March 8, 2001

Jay Adams Knight, Esq.
Musick, Peeler & Garrett LLP
One Wilshire Boulevard
Los Angeles, California 90017-3383

Re: Payment of Rule 12b-1 Fees

Dear Mr. Knight:

This responds to your letter of January 22, 2001, in which you seek confirmation that certain mutual fund fee payment arrangements do not violate NASD rules, specifically NASD Rules 2420 and 2740. Based on the facts as you have described them below, the staff does not believe the arrangements violate Rule 2740. However, we cannot determine whether the arrangement might violate Rule 2420, absent a no-action letter from the Securities and Exchange Commission ("SEC") addressing whether the recipient of the fees is required to register as a broker/dealer.

Background

Based on your letter and our conversation of February 6, 2001, I understand the facts to be as follows:

An employer implements a qualified retirement plan ("the Plan") that allows employees to invest in certain mutual funds. The plan is administered by a broker/dealer that will receive payment of fees and commissions pursuant to Rule 12b-1 under the Investment Company Act of 1940. Those fees and commissions will be based on amounts invested by Plan participants at the net asset value of the various available mutual funds in the Plan. Further, the broker/dealer will rebate a portion of the 12b-1 fees and commissions it receives to an account opened in the name of the Plan. The rebated funds will be invested in either equity or bond mutual funds and used to defray expenses incurred by the Plan, including administrative expenses and investment advisory fees. The rebated funds might also be allocated to the accounts of Plan participants based on one of several formulas.

Response

NASD Rule 2420 generally prohibits payment of fees and commissions to non-member broker/dealers. This rule has been interpreted by NASD Regulation to prohibit such payments to entities that operate (or based on the proposed activities, would operate) as unregistered broker/dealers. The determination of whether an entity should be registered as a broker-dealer rests with the SEC. Generally, NASD Regulation does not consider it appropriate to conclude that a particular arrangement would not violate Rule 2420 unless the non-member entity has obtained a no-action letter from the SEC staff indicating that the entity is not required to register as a broker/dealer. Therefore, you should consult with the SEC's Division of Market Regulation, Office of Chief Counsel, if you have any question as to whether the Plan should be registered. So long as the Plan does not operate as an unregistered broker/dealer, the described arrangement would not violate NASD Rule 2420.

We also note that in other contexts, the NASD has rules that prohibit rebating of fees or commissions to customers. Rule 2740 generally prohibits members from granting concessions, discounts or rebates to anyone other than a broker-dealer in connection with a fixed price offering. However, Rule 2740 would not be applicable to the arrangements you have described because the 12B-1 fees are not paid "in connection with the sale of securities which are part of a fixed price offering."[1]

I hope this letter is responsive to your inquiry. Please be advised that the opinions expressed in this letter are those of the staff and have not been reviewed or endorsed by the NASD Regulation Board of Directors. This letter responds only to the issues that you have raised based on the facts as you have presented them and does not address any other NASD rules or all the possible regulatory or legal issues involved, including in particular any issues that may be raised under the Investment Company Act of 1940, the Employee Retirement Income Security Act of 1974, or any rules or interpretations thereunder.

Very truly yours,

Philip A. Shaikun
Office of the General Counsel
NASD Regulation, Inc.

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[1] NASD Rule 0120 exempts from the definition of "fixed price offering" those offerings of redeemable securities of investment companies registered pursuant to the Investment Company Act of 1940 that are offered at prices determined by the net asset value of the securities. The arrangement you have described falls within this exemption.

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